NEWS RELEASE

July 21, 2008	Release 05-2008

YESAB RECOMMENDS THAT THE CARMACKS COPPER PROJECT PROCEEDS

VANCOUVER, B.C. - Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) announces the completion of the first permitting step for its Carmacks Copper Project with the release of the Yukon Environmental and Socio-economic Assessment Board (YESAB) final Screening Report and Recommendation.

The YESAB final Screening Report recommends that the Carmacks Copper Project proceeds, subject to the terms and conditions of the mitigative factors outlined in the report.

“We are glad that the Carmacks Project is moving ahead, and we believe that YESAB completed a thorough and comprehensive analysis of the Carmacks Copper Project’s environmental implications.” says Western Copper’s chairman and CEO, Dale Corman.

“During the last four years we have actively collaborated with YEA first and then YESAB in the screening of the Carmacks Project. Going forward it is our intent to operate in an environmentally responsible manner and to act ethically in all aspects of our business practices.”

YESAB issued the draft screening report on the Carmacks Copper Project for public comment in December, 2007. Following receipt and review of public comments, YESAB issued a Supplementary Information Request in February, 2008 and in May determined that information submitted by Western Copper was sufficient in order to complete the final Screening Report and Recommendation, which was issued on Friday July 18th, 2008.

Western Copper looks forward to continuing discussions with the Yukon Government regarding the issue of the decision document, followed by the Quartz Mining Licence from the Yukon Energy, Mines and Resources.

The Company’s commitment to moving the project forward in a collaborative and productive manner with all Governments, including the Little Salmon Carmacks First Nation Government, the community of Carmacks and Yukon at large is confirmed by the appointment of Claire Derome as Vice-President Government and Community Relations. She will be based in Whitehorse, Yukon Territory.

Claire Derome has over twenty years experience in the mining industry and completed a B.Sc. in Geology and a Master (M.Ed.) in School Administration both from the Université du Québec.

Claire worked for the past four years for Yukon Government most recently as Director of the Strategic Industry branch of the Economic Development Department. She was very active in facilitating the establishment of the Yukon Mine Training Association – a partnership between Industry, First Nations and Governments that offers Yukoners training opportunities and of the Yukon Placer Secretariat including preparing the consultation on the new Placer Regime.

Before joining the Yukon Government, she was President and CEO of a mid-size gold producer and a board member of provincial, national and international industry associations and of other public companies.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Co-Chairman & CEO

For more information, please contact:

Dale Corman - President & CEO

T 604.684.9497 info@westerncoppercorp.com

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com